December 23, 2011

Justin Dobbie  Legal Branch Chief
Securities and Exchange Commission
Washington DC, 20549

Re:	Platinum Studios, Inc.
Registration Statement on Form S-1
Filed November 14, 2011  File No. 333-177921

Dear Mr. Dobbie:

We have reviewed the Comment Letter of December 2, 2011, and the company has accepted all of your suggestions.  Responses in this Letter are keyed to your original comment numbers.

1.	Please update the financial statements to comply with Rule 8-08 of Regulation S-X. It appears that you should now present interim financial statements for the three months ended September 30, 2011.

This has been done.

2.
We note your disclosure on page 38 that Standard Chartered Bank delivered a default  notice to you.  Please revise your Prospectus Summary and Risk Factors sections to include disclosure about this default.

A suitable risk factor has been added.

3.	Please have you principal accounting officer or controller sign the registration statement in his or her individual capacity.

This has been done.

4.
We note that you have not included your articles of incorporation, bylaws or most of your  material contracts in the exhibit index or filed them as exhibits to your registration  statement.  Please revise to file these exhibits and include them in the exhibit index or advise.  Refer to Item 601 of Regulation S-K.

The Master Exhibit List has been updated and is included, which identifies the location and the dates of filing of each of the exhibits filed prior to this registration statement.

5.	Please have counsel revise to consent to being named in the Description of Capital Stock and Legal Matters sections of the prospectus and to the discussion of the legal opinion in the prospectus.

This has been done.

Thank you for your attention to this matter.

Sincerely,

/s/ Christopher Dieterich, for

CHRISTOPHER DIETERICH

DIETERICH & ASSOCIATES